Exhibit 99.1
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)
Unless otherwise defined, all capitalised terms used herein shall bear the same meaning as in Chartered’s announcement dated March 9, 2009 in relation to its renounceable underwritten rights offering.
LODGMENT OF SINGAPORE OFFER INFORMATION STATEMENT
Further to Chartered’s announcement on March 9, 2009, the prospectus supplement, accompanying prospectus and instructions booklet for participation in the rights offering of new ordinary shares by Chartered Semiconductor Manufacturing Ltd. (collectively, “Singapore Offer Information Statement”) in relation to the Rights Offering have been lodged with the Monetary Authority of Singapore as an offer information statement under Section 277 of the Securities and Futures Act, Chapter 289 of Singapore. A copy of the Singapore Offer Information Statement is attached hereto.
DESPATCH OF OFFERING DOCUMENTS
The following offering documents will be despatched to eligible shareholders of Chartered and eligible ADS holders in due course:
(1)	To Eligible Shareholders in Singapore: the Singapore Offer Information Statement, together with a copy of the relevant application form for subscription for the Rights Shares, as the case may be.

(2)	To Eligible Shareholders Outside Singapore and to Eligible ADS holders: a prospectus supplement filed with the SEC under Rule 424(b)(5) of the Securities Act of 1933, as amended, an accompanying prospectus, an ADS Rights certificate and an instructions booklet for ADS Rights certificates representing ADS Rights of Chartered.
Issued by
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
March 11, 2009
Singapore

Important Notice
A registration statement relating to the offering of the Rights Shares and ADSs has been filed with the SEC. Before you invest, you should read the prospectus contained in the registration statement and the prospectus supplement thereto and other accompanying documents Chartered has filed with the SEC for more complete information about Chartered and the Rights Offering. You may get these documents for free from Chartered, at 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department. This press release shall not constitute an offer to sell or the solicitation of an offer to buy Share Rights, ADS Rights, Rights Shares or Rights ADSs, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Our offering of Share Rights, ADS Rights, Rights Shares or Rights ADSs in the United States is being made by means of the prospectus contained in the registration statement and the prospectus supplement thereto.